UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number: 001-38967

DouYu International Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

20/F, Building A, New Development International Center,
No. 473 Guanshan Avenue,
Hongshan District, Wuhan, Hubei Province
The People's Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒          Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUYU INTERNATIONAL HOLDINGS LIMITED

Date:	August 18, 2025	By:	/s/ Simin Ren
			Name:	Simin Ren
			Title:	Co-Chief Executive Officer, Director